UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    244632105
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 25, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244632105


1    NAME OF REPORTING PERSON: Joseph Postbinder.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  [_]

     (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS: SC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli


NUMBER          7    SOLE VOTING POWER: 19,440,212 shares of Common Stock
OF
SHARES          8    SHARED VOTING POWER: 0 shares of Common Stock
BENEFICIALLY
OWNED BY        9    SOLE DISPOSITIVE POWER: 19,440,212 shares of Common Stock
EACH REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: 0 shares of Common Stock


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,440,212 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):76.7 %

14   TYPE OF REPORTING PERSON: IN


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


ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value (the "Common Stock"), of Defense Industries International, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at the Industrial Zone Erez, Ashkelon, Israel

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by Mr. Joseph Postbinder, an Israeli citizen. Mr. Postbinder is the Chief Executive Officer and Chairman of the Board of Directors of Defense Industries International Inc. Mr. Postbinder's business address is Industrial Zone Erez P.O. Box 779 Ashkelon, Israel.

     During the last five years, Mr. Postbinder has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.


ITEM 4. PURPOSE OF TRANSACTION

     Defense Industries International, Inc., formerly Pawnbrokers Exchange, Inc., was incorporated in the State of Utah on July 9, 1997.

     On March 25, 2002, Pawnbrokers Exchange Inc., Export Erez USA, Inc., a Delaware corporation, and all of the stockholders of Export Erez USA, Inc.entered into a share exchange agreement pursuant to which Pawnbrokers Exchange Inc. acquired 100% of the outstanding securities of Export Erez, and the controlling stockholder of Export Erez became the controlling stockholder of Pawnbrokers Exchange, acquiring approximately 84% of its outstanding voting securities. Mr. Postbinder was the sole shareholder of Export Erez. Mr. Postbinder received 19,440,212 shares of common stock of Pawnbrokers Exchange Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (A) AND (B) Mr. Postbinder is the holder of 19,440,212 Common Stock of the Issuer, or approximately 76.7% of the 25,350,000 Common Stock of the Issuer's issued and outstanding shares as of March 8, 2004.

     (C) Except for the transactions described in Item 4 above, Mr. Postbinder has not effected, any transactions in the shares of Ordinary Shares of the Issuer during the sixty (60) days prior to the filing of this Statement.


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


     (D) Not applicable.

     (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


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


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.


Date:    March 29, 2004


                                                     /s/ Joseph Postbinder
                                                     ---------------------
                                                     Joseph Postbinder


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